ICONIC BRANDS, INC.
c/o David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone (516) 887-8200
Facsimile: 516-887-8250

November 13, 2012

Via EDGAR
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-0406
Attention: Ms. Heather Clark

Re:	Iconic Brands, Inc.
Form 8-K filed November 7, 2012
File No. 000-53162

Dear Ms. Clark:

In connection with the Form 8-K/A being filed as of the date hereof in response to the letter received from the Securities and Exchange Commission relating to the above referenced filing, the undersigned, being the sole officer and director of Iconic Brands, Inc. (the "Company"), hereby acknowledges the following:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.           The comments of the Securities and Exchange Commission (the “Commission”) or the staff, or changes to disclosure in response to comments of the Commission or the staff, do not foreclose the Commission from taking any action with respect to the filing.

3.           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ICONIC BRANDS, INC.

By: /s/ Richard DeCicco
Name: Richard DeCicco
Title: President and director
(principal executive, financial and accounting officer)